legal & compliance, llc

laura aNTHONy, esquire	www.legalandcompliance.com
WWW.SECURITIES-LAW-BLOG.COM

DIRECTE-MAIL:
LANTHONY@LEGALANDCOMPLIANCE.COM

August 30, 2012

VIA ELECTRONIC EDGAR FILING

John Reynolds, Assistant Director

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Dignyte, Inc.
Amendment No. 3 Registration Statement on Form S-1
Filed August 20, 2012
File No. 333-181440

 Dear Mr. Reynolds:

We have electronically filed herewith on behalf of Dignyte, Inc. (the “Registrant”) Amendment No. 4 to the above-referenced Form S-1. This Amendment No. 4 is marked with  tags to show changes made from the previous filings. In addition, we have included a narrative response herein keyed to your comments set forth in your comment letter to Andreas McRobbie-Johnson dated August 28, 2012. We trust you shall deem this Amendment No. 4 and the contents of this transmittal letter responsive to your comment letter.

The Offering, page 6

Comment 1. We note your reference on page 6 to Bank of America, N.A. as your insured depository escrow institution. Please revise this section to reflect Evolve Bank & Trust as your insured depository institution or advise.

Response 1. We have amended the registration statement as requested.

Risk Factors, page 9

Comment 2. We note the revisions to your escrow agreement made in response to comment 14 in our letter dated August 6, 2012. Because you may deposit a maximum of $1,100,000 in your escrow account if the maximum offering proceeds are realized, please add a risk factor which notes that offering proceeds exceeding $250,000 will not be federally insured by the FDIC, as deposit insurance is currently limited to $250,000.

Response 2. We have amended the registration statement to add the requested risk factor.

330 CLEMATIS STREET, #217 • WEST PALM BEACH, FLORIDA • 33401 • PHONE: 561-514-0936 • FAX 561-514-0832

John Reynolds, Assistant Director

Securities and Exchange Commission

August 30, 2012

Plan of Distribution, page 18

Comment 3. We note your response to comment 11 in our letter dated August 6, 2012. For clarity, please revise your Plan of Distribution to note that you have not adopted a standard subscription agreement.

Response 3. We have amended the registration statement as requested.

Executive Compensation, page 30

Comment 4. We note your response to comment 9 in our letter dated August 6, 2012 and that you have disclosed the payment to Mr. McRobbie-Johnson of $6,667 under the category restricted stock awards. Please add a narrative to your table clarifying whether Mr. McRobbie-Johnson received cash or restricted shares as his compensation. Please clarify the circumstances under which the award was made. In particular, please describe your ongoing compensation arrangement with Mr. McRobbie-Johnson and whether you expect to continue to make such awards. See Item 402(o) of Regulation S-K. If you did issue Mr. McRobbie-Johnson restricted stock as compensation, please revise your Recent Sales of Unregistered Securities Section on page 34 for consistency.

Response 4. We have amendment the executive compensation section to explain that the compensation received by Mr. McRobbie-Johnson for consulting services rendered was in the form of forgiveness of a promissory note in the principal amount of $10,000. The value of the promissory note had been reduced by $6,667 at year end December 31, 2011 (and to $0 by June 30, 2012). Accordingly, we deleted the $6,667 compensation from the restricted stock award category and moved it to the other compensation category.

Exhibits

Comment 5. From your disclosure on page 31, it appears that Mr. McRobbie-Johnson was issued 10,000,000 shares in return for a promissory note issued to the company regarding the payment of subscription funds. However, your founder’s subscription agreement filed as Exhibit 10.2 relates only to 2,500,000 shares which were issued at $0.004 per share. Please explain to us the inconsistency between your disclosure and the filed subscription agreement. We may have further comment.

     Response 5. On April 7, 2011 Mr. McRobbie-Johnson was issued 2,500,000 shares of common stock valued at $0.004 per share, however on November 2011, the Company’s board of directors and shareholders approved a four for one (4:1) forward stock split increasing Mr. McRobbie-Johnson’s shares from 2,500,000 to 10,000,000. In accordance therewith, on November 10, 2011, the Company filed a Certificate of Amendment to its Articles of Incorporation (Exhibit 3.1(b)). The disclosure on page 31 has been modified accordingly. In addition, we have added a clarifying disclosure throughout the document where the April 7, 2011 issuance to Mr. McRobbie-Johnson is discussed.

330 CLEMATIS STREET, #217 • WEST PALM BEACH, FLORIDA • 33401 • PHONE: 561-514-0936 • FAX 561-514-0832

John Reynolds, Assistant Director

Securities and Exchange Commission

August 30, 2012

Exhibit 10.1

Comment 6. We have reviewed the revisions to your escrow agreement made in response to comment 14 from our letter dated August 6, 2012. In your section entitled Methods of Disposition of Escrow Funds, please revise the agreement to note that 80% of the investors of both the company and selling shareholder offerings must reconfirm their investment.

Response 6. We have amended the registration statement as requested.

Finally, we acknowledge the following:

●	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
●	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
●	the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Legal & Compliance, LLC

By:	/s/ Laura Anthony, Esq.
Laura Anthony, Esq.

330 CLEMATIS STREET, #217 • WEST PALM BEACH, FLORIDA • 33401 • PHONE: 561-514-0936 • FAX 561-514-0832